UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41834

Global Mofy AI Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - Global Mofy Recognized as a Beijing “Specialized and New” SME by the Municipal Bureau of Economy and Information Technology
99.2	Press Release - Global Mofy Expands Presence in the Short Drama Market with the Launch of “Mofy Clip” Brand
99.3	Press Release - Global Mofy invited to Attend NVIDIA GTC 2025, Engaging in AI, Smart City, Gaming, and 3D Modeling Discussions
99.4	Press Release - Global Mofy Launches Gauss AI Lab: A Comprehensive AI Ecosystem Following Participation at NVIDIA GTC 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Mofy AI Limited

Date: April 1, 2025	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, Director, and Chairman of the Board

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